UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of October, 2002

COLES MYER LTD.

(Translation of registrants name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date November 1, 2002

STATEMENT FROM THE MYER FAMILY COMPANY

Coles Myer Ltd has received the attached statement from the Myer Family Company.

Kevin Elkington

Company Secretary

31 October 2002

31 October 2002

Embargoed until 3:00pm

STATEMENT FROM THE MYER FAMILY COMPANY PTY LTD

After careful consideration of the issues, the Myer Family Company has resolved that it is in the best interests of Coles Myer Ltd, and of its large and small shareholders, to direct its proxy to the Chairman, Mr Rick Allert, and to instruct him to vote against all nominating candidates for director at the forthcoming Annual General Meeting.

We make this statement now because we feel we have a responsibility to clarify our position to all shareholders in light of the publicity turmoil surrounding the election of directors.

The Myer family regrets that the current situation has been allowed to arise. It is clear that following the Annual General Meeting on 20 November, the current Board will need to be strengthened to include outstanding individuals with appropriate experience and skills including, but not limited to, retail. We urge the Chairman, Mr Rick Allert, to commit himself to this process and offer him our strong support to this end. We seek to rebuild an outstanding board that enjoys the confidence of management and is worthy of the support of all shareholders.

To attract a truly outstanding Board necessarily requires boardroom stability and a clear focus, shared between management and the Board, on business objectives, strategy and targets. Only in this way can confidence be restored and real value be returned to all shareholders.

In the last year a new management team under CEO John Fletcher has been put in place. He was appointed by a unanimous Board and came to CML with an outstanding reputation. John Fletcher, his management team and loyal staff of 165,000 around Australia have our full support.

We encourage shareholders to exercise their voting rights at the AGM on 20 November by completing the Company's blue proxy form. We note that in doing so, they do not have to vote for any of the nominated candidates.

Carrillo Gantner

Chairman

The Myer Family Company Pty Ltd

The Myer family does not intend to make any further comment on this matter at this time.